

October 25, 2021

Jason Aiken
Chief Financial Officer
General Dynamics Corporation
11011 Sunset Hills Road
Reston, Virginia 20190

      Re: General Dynamics Corporation
           Form 10-K for Fiscal Year Ended December 31, 2020
           Filed February 9, 2021
           File No. 001-03671

Dear Mr. Aiken:

We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Response Letter Dated October 5, 2021

Form 10-K for Fiscal Year Ended December 31, 2020

1. We note your response to prior comment 1. As part of your revised disclosure, please include language regarding the difficulties involved in assessing the timing and effect of changes in environmental and climate change laws or regulations.

2. We note your response to prior comment 2 states that none of the past or planned climate-related projects, individually or in the aggregate, involved material capital expenditures or would require material future capital expenditures. Provide us with additional analysis supporting this statement, including quantitative information and a description of your climate-related projects.

3. Your response to prior comment 3, which states that you have not identified any material

indirect consequences of climate-related regulation or business trends, appears to be conclusory without providing sufficient supporting detail. Please provide us with additional information explaining how you assessed the indirect consequences of climate-related regulation or business trends for your defense segments and your Aerospace segment, including with regard to the individual items noted in our prior comment.

4.   In response to prior comment 3, you explain that if your U.S. Government customers were to include a specification relating to greenhouse gas emissions, carbon-based energy sources or other similar measures for one or more products, these standards would apply equally to all competing bidders. Tell us how you would be affected by increased competition to develop products that result in lower emissions if required by your U.S. Government customers.

5.   Your response to prior comment 4 states that you have not identified any significant physical effects of climate change on your operations and results that are material, but does not appear to include adequate support for this statement. Please provide us with additional detail regarding the physical effects of climate change, including the items specifically noted in our prior comment.

6.   From your response to prior comment 5, we note that you face transition risks and opportunities related to climate change, but they are not considered to be material. Tell us about the transition risks you have identified related to climate change and explain how you concluded that they are not material to your business, financial condition, and results of operations.

7.   Your response to prior comment 6 states that you have not identified any material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered providing disclosure addressing the risks associated with the possibility of climate or environmental-related litigation and its potential impact.

8.   We note from your response to prior comment 7 that you do not purchase or sell carbon offsets that are material to your business, financial condition or results of operations. Provide us with additional detail regarding purchases or sales of carbon credits or offsets, including quantitative information.

   You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing